Arête Industries, Inc.

7260 Osceola Street

Westminster, CO 80030

Telephone: (303) 427-8688

October 29, 2012

VIA EDGAR

H. Roger Schwall, Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Arête Industries, Inc.
Registration Statement on Form S-1/A (the “Registration Statement”)
Filed on October 26, 2012
File No. 333-181739

Dear Mr. Schwall:

Arête Industries, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 2:00 p.m. Eastern Daylight Time on October 31, 2012, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Reid A. Godbolt at 303-573-1600.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

3. The Company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

ARÊTE INDUSTRIES, INC.

By:	/s/ Donald W. Prosser
Name: Donald W. Prosser
Title: Chief Executive Officer

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